Exhibit 10.1

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610 Corporate Relations Joyce Anne Shulman +1 201 785 3209 joyceannes@radware.com

For Immediate Release

Radware Ltd. Announces Second Quarter 2011 Results

* Record Quarterly Revenues of $41.1 Million
* Record Non-GAAP EPS $0.32

TEL AVIV, ISRAEL: July 26, 2011 — Radware (NASDAQ: RDWR), a leading provider of application delivery and application security solutions for virtual and cloud data centers today reported record quarterly revenues of $41.1 million for the second quarter of 2011. This represents an increase of 17% compared with revenues of $35.2 million for the second quarter of 2010, and an increase of 6% compared with revenues of $38.6 million in the first quarter of 2011.

Net income on a GAAP basis for the second quarter of 2011 was $4.9 million or $0.21 per diluted share, compared with net income of $1.4 million or $0.07 per diluted share for the second quarter of 2010.

Net income on a Non-GAAP basis for the second quarter of 2011 was $7.3 million or $0.32 per diluted share, compared with net income of $4.3 million or $0.21 per diluted share in the second quarter of 2010.

During the second quarter 2011 Radware generated $11 million in cash and ended the quarter with $204 million in cash, cash equivalents, deposits and marketable securities.

“Our competitive differentiation in ADC virtualization and attack mitigation solutions continue to fuel our growth,” said Roy Zisapel, president and chief executive officer, Radware. “We believe we are very well positioned in the crossroad of the key IT trends such as data center consolidation, cloud networking, cyber security and carrier mobile data and traffic steering, and plan to continue to execute on these growth drivers.”

During the quarter ended June 30, 2011, Radware released the following significant announcements:

•	Radware Honored with a 2011 TMC Labs Innovation Award
•	Radware’s Alteon VA Achieves VMware Ready Status
•	Radware’s Alteon OS 27 Certified by SAP for Integration with SAP NetWeaver7.0 to Deliver Faster Response Time, High Availability and Improved Security

•	Radware Wins Third Consecutive NGN Magazine Leadership Award
•	Garanti Bank Purchases Radware’s ADC-VX Virtualization Solution for Intranet and TCP/IP-based Banking Applications
•	Radware’s Application Delivery Controller Solutions Provide Maximum Availability, Scalability, Performance and Security to Microsoft Exchange Server 2010
•	Fighting Back! Online Businesses Need to Adopt a More Offensive Line of Attack Against Cyber Crime
•	Radware Talks Application Delivery in the Virtual Data Center at Interop Las Vegas
•	Radware Raises the Bar for Virtual ADCs Introducing New Services to Its Virtual Application Delivery Infrastructure (VADI)
•	Radware Earns Unified Communications 2010 Product of the Year Award
•	Radware’s ADC Virtualization Solution Enables P&T Luxembourg to Expand into the Cloud

Company management will host a quarterly investor conference call at 8:45am ET on July 26, 2011. The call will focus on financial results for the quarter ending June 30, 2011 and certain other matters related to the Company’s business.

The conference call will be webcast on July 26, 2011 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the Second Quarter 2011 call:
Participants in the US call: Toll Free +1 877-392-9880
International participants call: +1 760-666-3769

About Radware
Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility. Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

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Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2010	June 30, 2011
		(Unaudited)
Current assets
Cash and cash equivalents	15,284	19,349
Available-for-sale marketable securities	24,200	11,327
Short term bank deposits	51,441	58,001
Trade receivables, net	16,543	16,050
Other receivables and prepaid expenses	3,402	3,982
Inventories	9,722	11,310
	120,592	120,019
Long-term investments
Available-for-sale marketable securities	82,864	109,927
Long-term bank deposits	5,000	5,000
Severance pay funds	3,342	3,493
	91,206	118,420

Property and equipment, net	11,801	11,863

Other assets
Intangible assets, net	12,011	10,090
Other long-term assets	560	642
Goodwill	24,465	24,465
Total assets	260,635	285,499

Current liabilities
Trade payables	5,913	6,314
Deferred revenues, other payables and accrued expenses	47,223	52,765

	53,136	59,079

Long-term liabilities	22,509	23,180

Shareholders’ equity
Share capital	506	521
Additional paid-in capital	218,593	227,137
Accumulated other comprehensive income	125	497
Treasury stock, at cost	(18,036)	(18,036)
Accumulated deficit	(16,198)	(6,879)
Total shareholders’ equity	184,990	203,240
Total liabilities and shareholders' equity	260,635	285,499

Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended June 30,		For the Six months ended June 30,
	2010	2011	2010	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	35,206	41,115	68,302	79,734
Cost of revenues	7,090	8,318	13,788	16,197
Gross profit	28,116	32,797	54,514	63,537
Operating expenses:
Research and development	7,753	9,092	15,140	17,796
Selling and marketing	16,027	17,339	31,728	33,745
General and administrative	2,560	2,436	5,130	4,785
Total operating expenses	26,340	28,867	51,998	56,326
Operating income	1,776	3,930	2,516	7,211
Financial income (loss), net	(145)	1,298	(92)	2,637
Income before taxes on income	1,631	5,228	2,424	9,848
Taxes on income	(228)	(298)	(432)	(529)
Net Income	1,403	4,930	1,992	9,319

Basic net earnings per share	$0.07	$0.24	$0.10	$0.45

Weighted average number of shares used to compute basic net earnings per share	19,170,659	20,927,549	19,071,288	20,801,998

Diluted net earnings per share	$0.07	$0.21	$0.10	$0.41

Weighted average number of shares used to compute diluted net earnings per share	21,001,863	22,976,000	20,624,283	23,001,985

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended June 30,		For the Six months ended June 30,
	2010	2011	2010	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP net Income	1,403	4,930	1,992	9,319
Stock-based compensation expenses, included in:
Cost of revenues	14	16	29	31
Research and development	280	286	578	539
Selling and marketing	553	781	1,055	1,391
General and administrative	406	345	910	663
	1,253	1,428	2,572	2,624
Amortization of intangible assets included in:
Cost of revenues	399	541	778	1,082
Selling and marketing	592	421	1,222	842
	991	962	2,000	1,924

Exchange rate differences, net on balance sheet items included in finance income	696	(67)	1,325	(496)

Non-GAAP net income	4,343	7,253	7,889	13,371

Non-GAAP diluted net earnings per share	$0.21	$0.32	$0.38	$0.58

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	21,001,863	22,976,000	20,624,283	23,001,985